ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 15, 2004

04046391

RECEIVED
2004 NOV 23 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
15 November 2004 – (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 November2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

HIGHLIGHTS:

USA
Langford 25 well re-entry and sidetrack in progress Hardeman County, Texas.
Barge rig due Bay Courant, Louisiana Wednesday 17 Nov 2004.
Rig tenders in progress on South Grosse Tete Project, Louisiana.

AUSTRALIA
Trefoil-1 drilling ahead, T18P, Bass Basin Tasmania.

Langford 25 #3H-TXV Horizontal, Hardeman County, Texas

Operations continued during the week on the re-entry, sidetrack and extension of the existing Langford 25 #3H-TXV well-bore located in Hardeman County, Texas. A schematic of the original well path is attached on page 2 of this release. The objective of the program is to lift oil production in the well by drilling approximately 150 feet of new directional hole.

At the date of this report new hole had been drilled using a steering tool to 8,373 feet measured depth (versus original bottom hole 8,296 feet). The initial Langford horizontal well was drilled during July 2001 and penetrated a seismically defined Mississippian mound of excellent porosity and permeability some 305 feet above the lowest known oil based on then existing well control.

During 2001, the well was placed on line and produced at the rate of 108 barrels of 50° gravity oil and 110 thousand cubic feet of gas per day on a 12/64 inch choke at a flowing tubing pressure of 1250 psi, but has since declined to 10 barrels of oil per day. The Langford lease is supported by a tank battery comprising four (4) 300 barrel tanks to handle oil production.

The closest analogue to this project with a similar structure and drainage area is an Ensearch well in the Apex Field that has produced 1.5 million barrels of oil from 185 feet of pay and is still producing. Independent geological reports suggest an oil column of the magnitude of the Loveless-Langford well (305 feet of potential pay) should therefore recover a considerable amount of oil leading to the decision to undertake this program.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au


A
A'
RIO
RIO PETROLEUM, INC.
PROPOSED RE-ENTRY HORIZONTAL
STRUCTURAL CROSS-SECTION
A - A'
Hardeman County, Texas
CHESTER LIMESTONE
MERAMEC SHALE
MERAMEC LIMESTONE
CHAPPEL

FAR has an 18.25 percent working interest in the above program, the existing well and 80 acre production unit. Other interests are held by North American entities. The Operator is Rio Petroleum Inc, of Amarillo, Texas.

Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20%)

The Operator has advised that TODCO Rig 46 is being mobilised this weekend (Perth time) and is scheduled to arrive on location at Bay Courant on Wednesday 17 November 2004 to commence drilling of the SL 17316 #1 well. The well is expected to reach planned total depth of 12,900 feet in approximately 25 to 30 days from spud.

A turnkey drilling contract has been signed between the Operator, Inflow Petroleum Resources ("IPR"), LP and Drilling Partners LLC.



(TODCO Barge Rig, South Louisiana, courtesy www.carlmaples.com)

The Bay Courant Project is a low risk, normally pressured test of multiple Miocene oil and gas targets with good upside potential located in the intracoastal State waters, Lafourche Parish, South Louisiana.

Bay Courant Field is approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow. The field was discovered in 1973 by Tenneco Oil Company and has produced 5.1 billion cubic feet of gas and 0.4 million barrels of oil and condensate from three wells. The field has been inactive since 1980 and is believed to be a south westerly extension of the prominent Golden Meadow Field (deep-seated salt dome) presently operated by Apache Corporation with a fault block adjacent to Bay Courant that has produced in excess of 70 billion cubic feet of gas.

The initial prospect is mapped as a structural closure against a downthrown fault and is supported by 3D seismic acquired in 1998, earlier 2D Amoco and Tenneco seismic, sub surface well control and engineering studies. The attractive character of the area is manifested in wells drilled by several large companies including Texaco and Tenneco. Significantly, FAR has enjoyed success in earlier programs located regionally at Kings Ridge, Lake Raccourci and Isle of St Jean Charles.

Prospect potential has been estimated by Arnold P Milton, a Houston based consulting geologist and geophysicist, who was also the generator of the Bay Courant Prospect. Milton has mapped 8 objectives in the non pressured section with recoverable potential in the order of several million barrels of oil and up to 24 BCF gas. Whilst this case is considered to be at the higher end of possible outcomes, it none the less supports the overall potential of this multiple objective play.

Potential has also been evaluated by IPR who estimate the Prospect as having proved reserves of 5.8 billion cubic feet of gas, 0.52 million barrels of oil and additional probable reserves of 1.7 BCF and 0.41 million barrels from 4 sands in the normally pressured section.

The initial development well, a normally pressured 12,900 foot test, will be drilled from a barge rig. A pipeline is located less than one mile from the drill site, providing good logistics for early sales.

The Primary objective Dulac Sand at Bay Courant shares a common aquifer with the Golden Meadow Field accumulation to the northeast. Two shallower sands which are also regionally productive in nearby fields, the Bourg and Pelican Sands, extend from 11,700 to 12,000 feet at Bay Courant but with no well completions to date. The Pelican Sand at Bay Courant is gas-condensate productive by drill-stem test, and the Bourg Sand is oil-prospective based on a well log show.

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test.

FAR's working interest at Bay Courant will reduce to 15 percent once payout has been achieved which is estimated to be within 10 months provided the program proceeds according to plan. FAR is the only listed entity participating in the project with other interests held by North American entities.

South Grosse Tete, Iberville Parish, South Louisiana (FAR 17%)

Tenders have been called for a suitable land rig to drill the South Grosse Tete Prospect, located in Iberville Parish, South Louisiana. A spud date will be announced once these have been finalised.

FAR will pay for 17% of the cost of an 11,650 foot normally pressured test of the Upthrown Bol Mex section of the Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole planned for December 2004, is estimated at US$1.4 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated to occur within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Feet)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas and 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas and 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

Gruy LLC has advised the Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas.

TOP BOL MEX – RECENT MAPPING


3.7 mmbo
2.3 mmbo
A
B

FAR's working interest of 17% is subject to State and other royalties and will reduce to 12.75% after global payout of all operations to be conducted on the South Grosse Tete project. South Grosse Tete comprises approximately 673 net acres covering the crestal portions of both the shallow and deep plays. The other participants in the well include ASX listed Amadeus Energy Limited and associates of Calex Inc and Gruy LLC.

Trefoil-1, Bass Basin – T18P (Royalty Interest)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 well was reported to have spudded (commenced drilling) at 0100 hours (EST time) on October 30, 2004 using the Ensco 102 jack-up.

The primary objective of the Trefoil-1 well is a series of stacked reservoirs within the Eastern View Coal Measures. These reservoirs are gas-bearing in the Yolla gas and condensate field. The well is expected to take approximately 30 days to reach its planned total depth of 3,160 metres. Further information on the Trefoil Prospect may be found at **www.awexp.com.au.**

The royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

As a royalty holder FAR does not receive information on activities within the block, however public domain data lodged with the ASX indicates the Trefoil Prospect has potential Reserves of 300 PJ and 36 million barrels of liquids. Trefoil is located approximately 37 km west of the Yolla A platform.

In its latest Weekly Drilling Report lodged with the ASX on 11 Nov 2004, Origin Energy advised:

"As at 8.00am on 11 November 2004, the operation on the Trefoil 1 exploration well was cementing 9 and 5/8" casing. Current depth of the well is 2,428 metres."

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au